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                             March 22, 2021

       Stephen Hurly
       Chief Executive Officer
       LAVA Therapeutics BV
       Yalelaan 60
       3584 CM Utrecht, the Netherlands

                                                        Re: LAVA Therapeutics
BV
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 18,
2021
                                                            File No. 333-253795

       Dear Mr. Hurly:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form F-1 Amendment No. 1 Filed March 18, 2021

       VUmc Agreement , page 102

   1. We note your response to comment 3. It remains unclear how the Exit payment obligation will impact your
financial statements upon effectiveness of the IPO. It appears on page 88 that you expect a
liability of 11 million Euro associated with the Exit Payments as part of the Pro Forma as
adjusted information in the Capitalization table. Given that the amount is material to your
operating results, please expand your disclosure in the Summary and
                                                        Selected Financial
Data, Capitalization table, MD&A and the corresponding risk factor to discuss how you
determined the liability amount, what the corresponding expense amount will be, and whether
you will recognize the total expense amount in FY 2021. Also, clarify the disclosure
on page 102 that states a material impact on operating results is limited to the extent
payment is made in cash. Further, please reconcile the disclosure on page F-30 that appears
to indicate that the Exit payment is limited to 3.2 million Euros with the disclosure on
page 102 that the Exit payment could be in the high teens of
 Stephen Hurly
LAVA Therapeutics BV
March 22, 2021
Page 2
      millions of Euros. Please provide your accounting analysis and refer to IAS 37, if applicable, in your response.
       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Hurly
                                                           Division of
Corporation Finance
Comapany NameLAVA Therapeutics BV
                                                           Office of Life
Sciences
March 22, 2021 Page 2
cc:       Joshua A. Kaufman, Esq.
FirstName LastName